Exhibit 99.4

WILDEBOER DELLELCE LLP

April 19, 2016

BY EMAIL

Ms. Sheree Ford

General Counsel and Corporate Secretary

InterOil Corporation

163 Penang Road

#06 – 02 Winsland House II

Singapore 238463

Dear Ms. Ford:

Re: Requisition of Shareholder Meeting

Thank you for your letters of April 17, 2016 and April 19, 2016 concerning the response of InterOil Corporation (“InterOil”) to the requisition dated March 21, 2016 (the “Requisition”) of our client Mr. Phil Mulacek, as well as other InterOil shareholders (the “Concerned InterOil Shareholders”). The Concerned InterOil Shareholders appreciate the statement by InterOil’s board (the “Board”) that it would be willing to engage on the issues raised by the Requisition, and in that spirit have asked me to convey their response to the Board’s proposal included in your letters.

Since public announcement of the Requisition, the Concerned InterOil Shareholders have received overwhelming support for their position from a broad range of shareholders, including institutional, fund, and individual shareholders. The consistent message from all has been that the issues raised by the Requisition are real and urgent, and that the Concerned InterOil Shareholders have their full support to advocate for fundamental changes in corporate governance at InterOil.

With respect to InterOil’s intention to nominate eight directors for election at the Annual and Special Meeting to be held on June 14, 2016 (the “Meeting”), the Concerned InterOil Shareholders do not believe that a larger Board is necessary for InterOil to have access to a broad range of expertise. The Board can always retain advisers as needed from time to time to provide focused expertise without the burden of a larger fixed number of directors. A smaller Board would also permit InterOil to compensate its directors at a higher level individually, and so attract directors with greater competencies in key areas and ensure accountability by the directors.

In response to the items outlined in your letters of April 17 and April 19, the Concerned InterOil Shareholders would be prepared to agree to include the items of business set out in the Requisition at the Meeting rather than holding a separate meeting on June 10, 2016, so long as the items of business set out in the Requisition are the first items of business tabled at the Meeting (for greater certainty, before the election of directors is held) and upon the following further conditions:

•	Election of Directors. In the event that the Director Election Resolution (as defined in the Requisition) is approved by shareholders, the number of directors to be elected (on an individual basis) at the Meeting would be six.

•	Meeting Protocol, etc. Protocol for the Meeting (for example, independent chairman, proxy tabulation, review and contesting procedures, proxy cut-off waiver procedures) would be agreed by respective counsel before April 22, 2016.

•	Cost Reimbursement. The Concerned InterOil Shareholders would be reimbursed for their expenses incurred in connection with the Requisition, as they are entitled pursuant to the Business Corporations Act (Yukon). The first installment of the reimbursement would be paid to the Concerned InterOil Shareholders no later than April 29, 2016.

We have sent this to you on a without prejudice basis, and look forward to your response.

Sincerely,

/s/ MARK WILSON

Mark Wilson

Encl.

cc.	Mr. Phil E. Mulacek
cc.	Mr. Perry Dellelce, Wildeboer Dellelce LLP
cc.	Mr. Al Wiens, Wildeboer Dellelce LLP
cc.	Mr. Christopher Nixon, Stikeman Elliott LLP
cc.	Mr. Ben Hudy, Stikeman Elliott LLP